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EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the use of our reports dated February 20, 2014 relating to the consolidated financial statements of Enerplus Corporation and its subsidiaries and the effectiveness of Enerplus Corporation's internal control over financial reporting appearing in this Annual Report on Form 40-F of Enerplus Corporation for the year ended December 31, 2013.

/s/ Deloitte LLP Chartered Accountants
Calgary, Canada February 21, 2014

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  EXHIBIT 99.4